Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of PNM Resources, Inc. on Form S-3 of our reports dated March 8, 2004 (which reports express an unqualified opinion and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003 and the change in actuarial valuation measurement date for the pension plan and other post-retirement benefit plans from September 30 to December 31), appearing in and incorporated by reference in the Annual Report on Form 10-K of PNM Resources, Inc. for the year ended December 31, 2003 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California

December 7, 2004